SEC
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FEB 2 8 2008

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08030408

SECURITIE_ ... ... _____ _ION
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ANNUAL AUDITED REPORT
FORM X17A-5
PART III

SEC FILE NUMBER
8- 67509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___January 1, 2007___ AND ENDING ___December 31, 2007___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Teneca, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6385 Old Shady Oak Road, Suite 270
                                                    (No. and Street)

Minneapolis	Minnesota	55344
(city)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Pence   (952) 345-0302
                                                    (Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
                                                    (Name—if individual, state last, first, middle name)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Anthony Pence _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Teneca, LLC _____, as of

_____December 31_, 2007 ___, are true and correct. 1 further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____

Signature

_____

Title: PRESIDENT

_____
Notary Public

DAVID P. MERRILL
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2011

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss)
- ☑ (d) Statement of Changes in Financial Condition/Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Teneca, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Teneca, LLC as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teneca, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 19, 2008

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis, MN 55405

website www.lblco.com

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CONTENTS

TENECA, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

CASH	$ 106,096
ACCOUNTS RECEIVABLE	5,385
PREPAID EXPENSES	190
DEPOSITS	4,756
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $3,607	15,637
	$ 132,064

LIABILITIES AND MEMBERS' DEFICIT

ACCRUED EXPENSES	$ 5,800
MEMBERS' EQUITY	126,264
	$ 132,064

See notes to financial statements.

TENECA, LLC

STATEMENT OF INCOME
Year Ended December 31, 2007

REVENUE		
Investment banking fees		$ 685,739
Interest income		275
NASD/NYSE consolidation refund		35,000
		721,014
OPERATING EXPENSES		
Employee compensation and benefits	$ 448,908	
Occupancy	33,133	
Licenses and permits	17,153	
Depreciation	69,872	
Communications and promotion	16,142	
Professional services	42,968	
Other expense	4,857	633,033
NET INCOME		$ 87,981

See notes to financial statements.

TENECA, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2007

	Members' Equity
BALANCE – DECEMBER 31, 2006	$ 6,801
Capital contributions	31,482
Net income	87,981
BALANCE – DECEMBER 31, 2007	$ 126,264

See notes to financial statements.

TENECA, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2007

OPERATING ACTIVITIES		
Net income		$ 87,981
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Depreciation	$ 3,607	
Amortization of investment banking contracts	66,265	
Changes in operating assets and liabilities:		
Accounts receivable	(5,385)	
Prepaid and other expenses	(4,581)	
Accounts payable and accrued expenses	3,307	63,213
Net cash provided by operating activities		151,194
INVESTING ACTIVITIES		
Purchases of property and equipment	(19,244)	
Acquisition of investment banking contracts	(66,265)	(85,509)
Net cash used by investing activities		
FINANCING ACTIVITY		
Capital contributions		31,482
NET INCREASE IN CASH		97,167
CASH		
Beginning of year		8,929
End of year		$ 106,096

See notes to financial statements.

TENECA, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies –

    Description of Business

    Teneca, LLC (Company) is a registered securities broker-dealer that engages primarily in investment banking, mergers and acquisitions advisory services, and debt and equity placements. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), (formerly the National Association of Securities Dealers (NASD)). The Company is a Delaware Limited Liability Company which was organized on September 29, 2006. The Company acquired its license on June 5, 2007, and began operations thereafter. The Company does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities.

    Use of Estimates

    The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

    Accounts Receivable

    Accounts receivable represents amounts due from clients for retainer and advisory fees. Management anticipates the receivable is fully collectible. Therefore, there is no allowance for doubtful accounts at December 31, 2007.

    Property and Equipment

    Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line and accelerated methods over the estimated useful life.

    Intangible Asset

    Intangible asset consisted of purchased contracts, recorded at cost less accumulated amortization. Purchased contracts of $66,265 were fully amortized in 2007.

    Revenue Recognition

    Investment banking fees are earned from providing private placement, merger and acquisition, divesture, and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

    Income Taxes

    Income or loss of the Company is allocated to the members for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements.

TENECA, LLC

NOTES TO FINANCIAL STATEMENTS

2.   Net Capital Requirements –

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2007, the net capital ratio was .06 to 1 and net capital was $100,296, which exceeded the minimum capital requirement by $95,296.

3.   Lease Commitments –

The Company leases office space under an operating lease which expires in October 2009. The Company also leases office equipment for $414 each month under an operating lease expiring in March 2011. Rent expense, including operating expenses and real estate taxes was $28,699 for 2007. Future minimum lease payments under the above operating leases are as follows:

Year	Amount
2008	$ 36,000
2009	37,000
2010	32,000
2011	1,000
	$ 106,000

4.   Concentrations –

During 2007, three customers comprised approximately 44%, 27%, and 15% of investment banking fees earned.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION
REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Teneca, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Teneca, LLC as of and for the year ended December 31, 2007, and have issued our report thereon dated February 19, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

February 19, 2008

phone 612.377.4404
fax 612.377.1325

address 2501 Wayzata Boulevard
Minneapolis, MN 55405

website www.lblco.com

Accounting & Auditing | Tax | Technology | Private Investment Banking | Leadership Group | Actuarial & Benefits Consulting | Valuation & Litigation Practice Group | Turnaround Solutions
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TENECA, LLC

COMPUTATION OF NET CAPITAL
December 31, 2007

NET CAPITAL
Member's equity .... $ 126,264
Nonallowable assets:
    Accounts receivable .... $ 5,385
    Prepaid expenses and deposits 4,946
    Property and equipment, net 15,637 25,968

NET CAPITAL .... $ 100,296

BASIC NET CAPITAL REQUIREMENTS
Net capital .... $ 100,296
Minimum net capital required (6-2/3% of aggregate indebtedness
    or $5,000, whichever is greater) 5,000

Excess net capital .... $ 95,296

AGGREGATE INDEBTEDNESS .... $ 5,800

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL .... .06 to 1

RECONCILING ITEMS TO THE COMPANY'S COMPUTATION
INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2007
Net capital as reported by the Company .... $ 100,296
Net audit adjustments .... -

Net capital .... $ 100,296

See independent auditor's report - supplementary information.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY
SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING
AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Teneca, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Teneca, LLC (Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone	612.377.4404
fax	612.377.1325
address	2501 Wayzata Boulevard Minneapolis, MN 55405
website	www.lblco.com

Accounting & Auditing | Tax | Technology | Private Investment Banking | Leadership Group | Actuarial & Benefits Consulting | Valuation & Litigation Practice Group | Turnaround Solutions

Family Business Office Services | Sports Professionals Services | China Strategies Consulting Group | Public Company (SEC) Practice Group | Franchise Company Practice Group

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a deficiency in internal control that we consider to be a material weakness and a significant deficiency in internal control, as defined above, and communicated them in writing to management and those charged with governance on February 19, 2008.

Material Weakness
The Company is expected to establish internal controls over financial reporting that provide reasonable assurance that its financial statements are fairly presented in conformity with generally accepted accounting principles. The Company has not established such control procedures. We assisted the Company in preparing the financial statements and related disclosures. Management continued to make all management decisions and performed all management functions. Additionally, management designated an individual with suitable skill, knowledge, and experience to oversee our services and for evaluating the adequacy and results of those services and accepting responsibility for them.

Significant Deficiency
There is a general lack of segregation of duties since one person has the responsibility for all the accounting records. The Company plans no corrective action because it is management's opinion that the size of the Company does not warrant hiring additional personnel to achieve the desired segregation of duties.

These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Teneca, LLC as of and for the year ended December 31, 2007, and this report does not affect our report thereon dated February 19, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 19, 2008

END